EXHIBIT 99.2

WiLAN Extends Offer to Acquire MOSAID

OTTAWA, Canada – September 28, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has extended its Offer to acquire MOSAID Technologies Incorporated (“MOSAID”) to 5:00 pm Eastern Time on October 14, 2011, unless further extended or withdrawn.  WiLAN will file its Notice of Extension and Variation with Canadian regulatory authorities and mail copies to all MOSAID shareholders.  WiLAN today also filed an Application with the Ontario Securities Commission to have MOSAID’s Shareholder Rights Plan cease traded.

During the extension period, WiLAN will continue to work with the relevant regulatory authorities to obtain all required approvals for the MOSAID acquisition.

Under the terms of the Offer, WiLAN proposes to acquire all of the outstanding common shares of MOSAID (the “MOSAID Shares”) for 100% cash consideration of C$38.00 in cash per MOSAID Share.

Also, as outlined in WiLAN’s Notice of Extension and Variation filed today, WiLAN has amended the conditions of the Offer in light of the recently announced Confidential Royalty Participant Agreement between MOSAID, Core Wireless Licensing S.a.r.l. (a recently acquired wholly-owned subsidiary of MOSAID), Nokia Corporation and Microsoft Corporation.  It is now a condition of the Offer that no covenants, terms or conditions of the Core Wireless transaction, including those that have not been publicly disclosed as of September 28, 2011, exist which could have a material adverse effect.

The Notice of Extension and Variation also outlines concerns relating to recent developments, including MOSAID’s recent US$11 million sale of unidentified patents.  WiLAN believes that given the limited disclosure in MOSAID’s announcement relating to this sale of patents, neither WiLAN nor any other MOSAID Shareholder has been afforded the opportunity to assess fairly the nature or transfer of value of the sale.  This, and any similar future transactions, would require WiLAN to re-evaluate its Offer in light of the possible negative impact on MOSAID’s value.  An additional amendment allows WiLAN to assess the impact on MOSAID’s value of this sale of patents.

WiLAN’s Notice of Extension and Variation of Offer to acquire MOSAID can be downloaded at www.sedar.com.

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About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN, WiLAN’s formal Offer to acquire all of the outstanding common shares of MOSAID (together with associated rights issued and outstanding under MOSAID’s shareholder rights plan) (the “Offer”) and any anticipated benefits to WiLAN resulting from the proposed acquisition of MOSAID. The phrases “will continue”, “to obtain”, “proposes to acquire”, “believes” and “would require” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances.

Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation: (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A; (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF; and (3) the risks described below relating to the acquisition of MOSAID pursuant to the Offer as more fully discussed in WiLAN’s September 2, 2011 final short-form prospectus  relating to its offering of 6.00% extendible convertible unsecured subordinated debentures (the “Final Prospectus”) starting at page 30 of the Final Prospectus:

(a)	WiLAN has not verified the reliability of any public information regarding MOSAID including any information included in the Final Prospectus;

(b)
the Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on WiLAN’s business or financial condition;

(c)	change of control or similar provisions in MOSAID’s agreements triggered upon any acquisition of MOSAID may lead to adverse consequences;

(d)	any integration of WiLAN and MOSAID may not occur as anticipated;

(e)	WiLAN may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects;

(f)
the proposed combination of WiLAN and MOSAID may not be successfully completed without the possibility of holders of MOSAID common shares exercising dissent and appraisal rights in connection with certain statutory transactions;

(g)	WiLAN may not realize the benefits of the combined company’s new patent licensing programs;

(h)	WiLAN may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of patents following the proposed acquisition of MOSAID;

(i)	WiLAN may assume significant unknown liabilities arising out of or related to MOSAID’s business, operations or assets.

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Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov and copies of the Final Prospectus may be obtained at www.sedar.com. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Kingsdale Shareholder Services Inc.
O: 1.866.581.1477

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